Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: October 28, 2004

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of October 28th, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: October 28th, 2004	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

Update on Clinical Development Program of Roflumilast

Bad Homburg, October 28,2004 -ALTANA AG (NYSE: AAA, FSE: ALT) continues to make progress with the developmental program for Roflumilast in the U.S., an investigational phosphodiesterase4- (PDE4-) inhibitor being studied for the treatment of chronic obstructive pulmonary disease (COPD) and asthma.

Roflumilast has been studied in 16 clinical studies involving more than 4,400 patients with asthma and COPD. Data from these trials will be augmented by 10 additional phase III clinical trials that will enrol approximately 4,100 patients.

During the implementation of this extensive clinical program for Roflumilast, it turned out that enrolment will take longer than originally anticipated. Therefore, it is now expected that the application for the U.S. approval of Roflumilast, originally planned for the first half of 2005, will take place later.

“We are happy with the quality of the existing clinical data set on Roflumilast,” said Dr. Hans-Joachim Lohrisch, Member of ALTANA’s Management Board and President and CEO of ALTANA Pharma. “COPD and asthma are severe diseases which are two of the most frequent causes of death. Therefore we are delighted that we have developed a new therapy, which is expected to offer patients a safe and effective option to existing therapies worldwide. We are convinced that we are in a position to launch this breakthrough innovation likely as first in class PDE4-inhibitor.”

“The Roflumilast program is a large development program that addresses two important areas of medical need, asthma and COPD,” said Dr. Joseph Feczko, President of Worldwide Development at Pfizer. “While we have encountered some delay in enrolment in the U.S. trials, we are pleased with overall progress and have a strong working relationship with Altana.”

A marketing authorization application (MAA) for Roflumilast is under evaluation by regulatory agencies in Europe.

Roflumilast is being developed with Pfizer in the United States and other markets. A cooperation agreement has also been made with Tanabe Seiyaku in Japan.

ALTANA remains confident that Roflumilast will be an important treatment option for patients suffering from COPD and asthma, two respiratory diseases associated with substantial morbidity and mortality. COPD affects 600 million people worldwide and kills more than 2.75 million people each year, according to estimates by the World Health Organization. Asthma affects more than 300 million people worldwide and kills 180,000 people each year.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include ALTANA’s expectations that the application for the U.S. approval of Roflumilast will take place later, that Roflumilast is likely to be launched as first in class PDE4 inhibitor and that Roflumilast is expected to offer a safe and effective treatment option for patients suffering from COPD and asthma. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical products, the granting of marketing approvals by the competent authorities, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA 3 investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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